Exhibit 99.4

TD Bank Group Reports First Quarter 2023 Results Earnings News Release • Three months ended January 31, 2023

This quarterly Earnings News Release should be read in conjunction with the Bank’s unaudited first quarter 2023 Report to Shareholders for the three months ended January 31, 2023, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated March 1, 2023. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at

http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted results are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $0.82, compared with $2.02.
•	Adjusted diluted earnings per share were $2.23, compared with $2.08.
•	Reported net income was $1,582 million, compared with $3,733 million.
•	Adjusted net income was $4,155 million, compared with $3,833 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of acquired intangibles of $54 million ($46 million after-tax or 3 cents per share), compared with $67 million ($59 million after-tax or 3 cents per share) in the first quarter last year.
•

Acquisition and integration charges related to the Schwab transaction of $34 million ($28 million after-tax or 2 cents per share), compared with $50 million ($41 million after-tax or 2 cents per share) in the first quarter last year.

•	Acquisition and integration-related charges for pending acquisitions of $127 million ($96 million after-tax or 5 cents per share).
•	Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition, net loss of $876 million ($660 million after-tax or 36 cents per share).
•	Stanford litigation settlement of $1,603 million ($1,158 million after-tax or 63 cents per share).
•	Canada Recovery Dividend and impact from increase in the Canadian federal tax rate for fiscal 2022 of $585 million ($585 million after-tax or 32 cents per share).

TORONTO, March 2, 2023 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the first quarter January 31, 2023. Reported earnings were $1.6 billion, down 58% compared with the first quarter last year, and adjusted earnings were $4.2 billion, up 8%.

“TD had a strong start to 2023 with Canadian and U.S. retail businesses delivering robust revenue growth and record earnings, demonstrating the benefits of our diversified business mix,” said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. “We continued to invest to strengthen our businesses and deliver the legendary customer experiences our customers and clients have come to expect from TD.”

“Yesterday, we announced the close of the Cowen Inc. acquisition, an important step forward in the expansion of our global dealer. TD Securities now has 6,500 colleagues in 40 cities around the world and is able to serve clients with an even broader product and services offering,” added Masrani.

Canadian Personal and Commercial Banking delivered record earnings and strong customer activity

Canadian Personal and Commercial Banking net income was $1,729 million, an increase of 7% compared with the first quarter last year reflecting higher margins and volume growth. Revenue was $4,589 million, an increase of 17%, which represents the fifth consecutive quarter of record revenue.

Canadian Personal and Commercial Banking started the year with strong momentum, delivering a record quarter for new chequing account openings and credit card activations. The Canadian Personal Bank also had record account openings in the first quarter for New to Canada customers and announced an exclusive relationship with CanadaVisa to help newcomers navigate financial services as they settle in Canada. To further its support of Black business owners, the Canadian Business Bank launched the Black Entrepreneur Credit Access Program, which seeks to improve access to credit, wealth management, and specialized advice.

The U.S. Retail Bank delivered strong earnings backed by continued momentum

U.S. Retail reported record net income of $1,589 million (US$1,177 million), an increase of 25% (17% in U.S. dollars) compared with the first quarter last year. On an adjusted basis, net income was a record $1,669 million (US$1,236 million), an increase of 31% (23% in U.S. dollars). Reported net income included acquisition and integration-related charges for the First Horizon Corporation (“First Horizon”) acquisition of $106 million (US$78 million) or $80 million (US$59 million) after-tax. The Bank’s investment in The Charles Schwab Corporation (“Schwab”) contributed $301 million (US$222 million) in earnings, an increase of 19% (11% in U.S. dollars) compared with the first quarter last year.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported record net income of $1,288 million (US$955 million), an increase of 26% (18% in U.S. dollars) from the first quarter last year. On an adjusted basis, net income of $1,368 million (US$1,014 million) was also a record.

The U.S. Retail Bank delivered strong loan growth of 9% (10% excluding Paycheck Protection Program (PPP) loan volumes) year-over-year, supported by personal loan growth of 11% and business loan growth of 6% (9% excluding PPP). Personal deposits remained flat despite high inflation and the rising interest rate environment and business deposits declined 4% year-over-year.

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TD Bank, America’s Most Convenient Bank® (TD AMCB) enhanced its advice capabilities, by executing on the strategy of co-locating retail and wealth advisors to deepen customer relationships. TD AMCB continued to deliver robust growth in mortgage and home equity originations to minority households and was recognized as one of America’s Best Employers for Veterans by Forbes for the third consecutive year.

On February 15, 2023, TD AMCB announced a five-year Community Benefits Plan with an estimated US$50 billion impact to local communities across its expanded footprint following the approval and close of TD’s planned acquisition of First Horizon.

The closing of the First Horizon transaction is subject to customary closing conditions, including U.S. and Canadian regulatory approvals, which are not expected to be obtained by the outside date of May 27, 2023.

“TD is fully committed to the transaction and we are in discussions with First Horizon about a potential further extension beyond May 27th,” said Masrani. “This is a great transaction that offers scale and new capabilities for the U.S. bank.”

Wealth Management and Insurance delivered solid performance amid challenging market conditions

Wealth Management and Insurance net income was $550 million, a decrease of 14% compared with the first quarter last year amid challenging market conditions. This quarter’s revenue growth of 4% underscored the strength of the segment’s diversified business model as higher insurance revenue and net interest income largely offset the impact of market volatility and trading normalization.

TD’s investments in customer-centric innovation continued to drive market momentum and gain recognition, with TD Direct Investing ranked as the #1 Direct Investing Brokerage in Canada by the Globe and Mail, and TD Asset Management was ranked as the #1 Money Manager for Canadian Pension Assets1. TD insurance opened a second Auto Centre in Nova Scotia, extending its ability to drive superior experiences to more customers while lowering claims severity in the face of inflationary pressures.

Wholesale Banking’s performance reflects strength of diversified business model

Wholesale Banking reported net income for the quarter was $331 million, a decrease of $103 million, or 24%, compared with the first quarter last year, reflecting higher non-interest expenses and PCL. On an adjusted basis, net income was $347 million, a decrease of $87 million, or 20%. Revenue was flat with lower underwriting and trading revenues offset by higher global transaction banking and lending revenues.

TD Securities continued to lead important Environmental, Social, and Governance (ESG) mandates, including acting as joint bookrunner on the Government of Canada’s $500 million Ukraine Sovereignty Bond to assist the Government of Ukraine in providing essential services and restoring energy infrastructure.

Capital

TD’s Common Equity Tier 1 Capital ratio was 15.5%.

Conclusion

“As the economic landscape continues to evolve, we remain committed to helping our customers and clients navigate change and achieve their financial goals,” said Masrani. “I want to thank our colleagues around the globe for continuing to live our purpose and deliver for our customers every day.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

[1]	TD Asset Management received the highest score in the Benefits Canada 2022 Top 40 Money Managers Report for Canadian Assets Under Management, Canadian Pension Assets.

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2022 MD&A”) in the Bank’s 2022 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2023 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; the economic, financial, and other impacts of pandemics, including the COVID-19 pandemic; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion and integration of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2022 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions” or “Significant and Subsequent Events, and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 3

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Results of operations
Total revenue – reported	$12,226	$15,563	$11,281
Total revenue – adjusted[1]	13,102	12,247	11,281
Provision for (recovery of) credit losses	690	617	72
Insurance claims and related expenses	976	723	756
Non-interest expenses – reported	8,316	6,545	5,967
Non-interest expenses – adjusted[1]	6,541	6,430	5,897
Net income – reported	1,582	6,671	3,733

Net income – adjusted[1]	4,155	4,065	3,833
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$836.7	$831.0	$743.6
Total assets	1,928.3	1,917.5	1,778.6
Total deposits	1,220.6	1,230.0	1,159.5
Total equity	111.8	111.4	102.0

Total risk-weighted assets[2]	531.6	517.0	470.9
Financial ratios
Return on common equity (ROE) – reported[3]	5.9%	26.5%	15.3%
Return on common equity – adjusted[1]	16.1	16.0	15.7
Return on tangible common equity (ROTCE)[1]	8.0	35.4	20.6
Return on tangible common equity – adjusted[1]	21.1	21.2	20.8
Efficiency ratio – reported[3]	68.0	42.1	52.9
Efficiency ratio – adjusted[1,3]	49.9	52.5	52.3

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.32	0.29	0.04
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$0.82	$3.62	$2.03
Diluted	0.82	3.62	2.02
Dividends per share	0.96	0.89	0.89
Book value per share[3]	55.01	55.00	53.00
Closing share price[4]	92.06	87.19	101.81
Shares outstanding (millions)
Average basic	1,820.7	1,812.1	1,820.5
Average diluted	1,823.1	1,814.4	1,824.1
End of period	1,828.9	1,820.7	1,816.5
Market capitalization (billions of Canadian dollars)	$168.4	$158.7	$184.9
Dividend yield[3]	4.3%	4.2%	3.7%
Dividend payout ratio[3]	116.5	24.6	44.0
Price-earnings ratio[3]	11.1	9.2	12.8

Total shareholder return (1 year)[3]	(5.7)	0.9	45.8
Common share information – adjusted (Canadian dollars)[1,3]
Per share earnings
Basic	$2.24	$2.18	$2.08
Diluted	2.23	2.18	2.08
Dividend payout ratio	42.9%	40.8%	42.8%

Price-earnings ratio	10.8	10.4	12.5
Capital ratios[2]
Common Equity Tier 1 Capital ratio	15.5%	16.2%	15.2%
Tier 1 Capital ratio	17.5	18.3	16.3
Total Capital ratio	19.9	20.7	19.0
Leverage ratio	4.8	4.9	4.4
TLAC ratio	36.6	35.2	28.6

TLAC Leverage ratio	9.9	9.4	7.6

[1]

The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its unaudited Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

[2]

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements, Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the first quarter of 2023 MD&A for further details.

[3]	For additional information about this metric, refer to the Glossary in the first quarter of 2023 MD&A, which is incorporated by reference.
[4]	Toronto Stock Exchange (TSX) closing market price.

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 4

SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING ACQUISITIONS

Acquisition of Cowen Inc.

On March 1, 2023, the Bank completed the acquisition of Cowen Inc. (“Cowen”). The results of the acquired business will be consolidated by the Bank from the closing date and primarily reported in the Wholesale Banking segment.

Pending Acquisition of First Horizon Corporation

On February 28, 2022, the Bank and First Horizon Corporation (”First Horizon”) announced a definitive agreement for the Bank to acquire First Horizon in an all-cash transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock).

First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing.

On February 9, 2023, the parties announced they had mutually agreed to extend the outside date to May 27, 2023, in accordance with the terms of the merger agreement. The closing of the transaction is subject to customary closing conditions, including approvals from U.S. and Canadian regulatory authorities, which now are not expected to be obtained prior to May 27, 2023. Regulatory approvals are not within the Bank’s control.

If the merger does not close by May 27, 2023, then an amendment to the merger agreement would be required to further extend the outside date. TD and First Horizon are discussing a potential further extension.

The Bank has implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition.

The fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets are sensitive to interest rate changes. The fair value of net assets will determine the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles will negatively impact capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.

Since the de-designation, mark-to-market gains (losses) on these swaps are recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) will mitigate the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.

For the three months ended January 31, 2023, the Bank reported ($998) million in non-interest income related to the mark-to-market on the swaps, and $122 million in net interest income related to the basis adjustment amortization. In addition, for the three months ended January 31, 2023, the Bank reported $251 million in non-interest income related to the net interest earned on the swaps.

Based on the estimated financial performance and balance sheets of the Bank and First Horizon, including transaction-related impacts, the Bank expects that its Common Equity Tier 1 (CET1) Capital ratio will be comfortably above 11% upon the closing of the First Horizon acquisition.

Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate

On December 15, 2022, Bill C-32, Fall Economic Statement Implementation Act, 2022, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.

The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to other comprehensive income of $239 million, recognized in the first quarter of 2023.

The increase in the Canadian federal tax rate of 1.5%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in other comprehensive income related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $50 million, which is recorded in provision for income taxes.

Stanford Litigation Settlement

On February 24, 2023, the Bank reached a settlement in principle (the “settlement” or “agreement”) relating to litigation involving the Stanford Financial Group (the “Stanford litigation”). Once the settlement is approved by the Court, the Bank will pay US$1.205 billion to the court-appointed receiver for the Stanford Receivership Estate. Under the terms of the agreement, TD has settled with the receiver, the Official Stanford Investors Committee, and other plaintiffs in the litigation and these parties have agreed to release and dismiss all current or future claims arising from or related to the Stanford matter. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax ($1.2 billion after-tax) in the first quarter of 2023.

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HOW WE PERFORMED

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.

Non-GAAP and Other Financial Measures

In addition to reported results, the Bank also presents certain financial measures, including non-GAAP financial measures that are historical, non-GAAP ratios, supplementary financial measures and capital management measures, to assess its results. Non-GAAP financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3. Non-GAAP ratios include a non-GAAP financial measure as one or more of its components. Examples of non-GAAP ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.

U.S. Strategic Cards

The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses (PCL) related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation

On October 6, 2020, the Bank acquired an approximately 13.5% stake in The Charles Schwab Corporation (“Schwab”) following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). On August 1, 2022, the Bank sold 28.4 million non-voting common shares of Schwab, which reduced the Bank’s ownership interest in Schwab to approximately 12.0%. The Bank accounts for its investment in Schwab using the equity method. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag. For further details, refer to Note 7 of the Bank’s first quarter 2023 Interim Consolidated Financial Statements.

On November 25, 2019, the Bank and Schwab entered into an insured deposit account agreement (the “Schwab IDA Agreement”), which became effective upon closing of the Schwab transaction and has an initial expiration date of July 1, 2031. Pursuant to the Schwab IDA Agreement, the Bank makes sweep deposit accounts available to clients of Schwab. Starting July 1, 2021, deposits can be reduced at Schwab’s option by up to US$10 billion in a year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab has requested some operational flexibility such that the sweep deposit balances may fluctuate over time, under certain conditions and subject to certain limitations. Refer to the “Related Party Transactions” section in the 2022 MD&A for further details.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Net interest income	$7,733	$7,630	$6,302

Non-interest income	4,493	7,933	4,979
Total revenue	12,226	15,563	11,281
Provision for (recovery of) credit losses	690	617	72
Insurance claims and related expenses	976	723	756

Non-interest expenses	8,316	6,545	5,967
Income before income taxes and share of net income from investment in Schwab	2,244	7,678	4,486
Provision for (recovery of) income taxes	947	1,297	984

Share of net income from investment in Schwab	285	290	231
Net income – reported	1,582	6,671	3,733

Preferred dividends and distributions on other equity instruments	83	107	43
Net income available to common shareholders	$1,499	$6,564	$3,690

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Operating results – adjusted
Net interest income[6]	$7,862	$7,627	$6,302

Non-interest income[1,6]	5,240	4,620	4,979
Total revenue	13,102	12,247	11,281
Provision for (recovery of) credit losses	690	617	72
Insurance claims and related expenses	976	723	756

Non-interest expenses[2]	6,541	6,430	5,897
Income before income taxes and share of net income from investment in Schwab	4,895	4,477	4,556
Provision for (recovery of) income taxes	1,068	747	1,001

Share of net income from investment in Schwab[3]	328	335	278
Net income – adjusted	4,155	4,065	3,833

Preferred dividends and distributions on other equity instruments	83	107	43
Net income available to common shareholders – adjusted	4,072	3,958	3,790
Pre-tax adjustments for items of note
Amortization of acquired intangibles[4]	(54)	(57)	(67)
Acquisition and integration charges related to the Schwab transaction[5]	(34)	(18)	(50)
Acquisition and integration-related charges for pending acquisitions[2]	(127)	(85)	–
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition[6]	(876)	2,319	–
Stanford litigation settlement[2]	(1,603)	–	–
Gain on sale of Schwab shares[1]	–	997	–
Less: Impact of income taxes
Amortization of acquired intangibles	(8)	(6)	(8)
Acquisition and integration charges related to the Schwab transaction[5]	(6)	(2)	(9)
Acquisition and integration-related charges for pending acquisitions	(31)	(20)	–
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition	(216)	578	–
Stanford litigation settlement	(445)	–	–
Gain on sale of Schwab shares	–	–	–

Canada Recovery Dividend and impact from increase in the Canadian federal tax rate for fiscal 2022[7]	585	–	–
Total adjustments for items of note	(2,573)	2,606	(100)
Net income available to common shareholders – reported	$1,499	$6,564	$3,690

[1]	Adjusted non-interest income excludes the following item of note:
i.	The Bank sold 28.4 million non-voting common shares of Schwab and recognized a gain on the sale – Q4 2022: $997 million. This amount is reported in the Corporate segment.

[2]	Adjusted non-interest expenses exclude the following items of note related to the Bank’s asset acquisitions and business combinations:
i.	Amortization of acquired intangibles – Q1 2023: $24 million, Q4 2022: $24 million, Q1 2022: $33 million. These charges are reported in the Corporate segment;
ii.

The Bank’s own integration and acquisition costs related to the Schwab transaction – Q1 2023: $21 million, Q4 2022: $6 million, Q1 2022: $37 million. These costs are reported in the Corporate segment; and

iii.

Acquisition and integration-related charges for pending acquisitions – Q1 2023: $127 million, Q4 2022: $85 million. These charges are primarily related to professional services and other incremental operating expenses for various acquisitions, and are reported in the U.S. Retail and Wholesale Banking segments.

iv.

Stanford litigation settlement – Q1 2023: $1,603 million. This is reported in the Corporate segment. Refer to the “Significant and Subsequent Events, and Pending Acquisitions” section for further details.

[3]	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q1 2023: $30 million, Q4 2022: $33 million, Q1 2022: $34 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q1 2023: $13 million, Q4 2022: $12 million, Q1 2022: $13 million.

[4]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[5]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[6]

Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition includes the following components, reported in the Corporate segment: i) mark-to-market gains (losses) on interest rate swaps recorded in non-interest income – Q1 2023: ($998) million, Q4 2022: $2,208 million, ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income – Q1 2023: $122 million, Q4 2022: $111 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest income to net interest income with no impact to total adjusted net income – Q1 2023: $251 million, Q4 2022: $108 million. Refer to the “Significant and Subsequent Events, and Pending Acquisitions” section for further details.

[7]

CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023, reported in the Corporate segment. Refer to the “Significant and Subsequent Events, and Pending Acquisitions” section for further details.

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 7

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Basic earnings per share – reported	$0.82	$3.62	$2.03

Adjustments for items of note	1.41	(1.44)	0.05
Basic earnings per share – adjusted	$2.24	$2.18	$2.08

Diluted earnings per share – reported	$0.82	$3.62	$2.02

Adjustments for items of note	1.41	(1.44)	0.05
Diluted earnings per share – adjusted	$2.23	$2.18	$2.08

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

Return on Common Equity

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP financial ratio and can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was increased to 11% CET1 Capital in the first quarter of 2023, compared with 10.5% in fiscal 2022.

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022

Average common equity	$100,337	$98,199	$95,829
Net income available to common shareholders – reported	1,499	6,564	3,690

Items of note, net of income taxes	2,573	(2,606)	100

Net income available to common shareholders – adjusted	$4,072	$3,958	$3,790
Return on common equity – reported	5.9%	26.5%	15.3%
Return on common equity – adjusted	16.1	16.0	15.7

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP financial measure, and ROTCE and adjusted ROTCE are non-GAAP ratios.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022

Average common equity	$100,337	$98,199	$95,829
Average goodwill	17,486	17,334	16,519
Average imputed goodwill and intangibles on investments in Schwab	6,160	6,374	6,585
Average other acquired intangibles[1]	442	463	526

Average related deferred tax liabilities	(174)	(172)	(172)
Average tangible common equity	76,423	74,200	72,371
Net income available to common shareholders – reported	1,499	6,564	3,690

Amortization of acquired intangibles, net of income taxes	46	51	59
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	1,545	6,615	3,749

Other items of note, net of income taxes	2,527	(2,657)	41
Net income available to common shareholders – adjusted	$4,072	$3,958	$3,790
Return on tangible common equity	8.0%	35.4%	20.6%
Return on tangible common equity – adjusted	21.1	21.2	20.8

[1]	Excludes intangibles relating to software and asset servicing rights.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2022 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2022.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 8

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $57 million, compared with $36 million in the prior quarter and $38 million in the first quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 7:  CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Net interest income	$3,539	$3,388	$2,876

Non-interest income	1,050	1,066	1,044
Total revenue	4,589	4,454	3,920
Provision for (recovery of) credit losses – impaired	220	184	150

Provision for (recovery of) credit losses – performing	107	45	(118)
Total provision for (recovery of) credit losses	327	229	32
Non-interest expenses	1,863	1,921	1,689

Provision for (recovery of) income taxes	670	610	581
Net income	$1,729	$1,694	$1,618

Selected volumes and ratios
Return on common equity[1]	39.9%	41.9%	43.0%
Net interest margin (including on securitized assets)[2]	2.80	2.70	2.44

Efficiency ratio	40.6	43.1	43.1
Number of Canadian retail branches	1,060	1,060	1,062

Average number of full-time equivalent staff	28,803	28,936	27,871

[1]	Capital allocated to the business segment was increased to 11% CET1 Capital in the first quarter of 2023, compared with 10.5% in the prior year.
[2]

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the Bank’s first quarter 2023 MD&A for additional information about these metrics.

Quarterly comparison – Q1 2023 vs. Q1 2022

Canadian Personal and Commercial Banking net income for the quarter was $1,729 million, an increase of $111 million, or 7%, compared with the first quarter last year, reflecting higher revenue, partially offset by higher PCL and non-interest expenses. The annualized ROE for the quarter was 39.9%, compared with 43.0% in the first quarter last year.

Revenue for the quarter was $4,589 million, an increase of $669 million, or 17%, compared with the first quarter last year.

Net interest income was $3,539 million, an increase of $663 million, or 23%, compared with the first quarter last year, reflecting higher margins and volume growth. Average loan volumes increased $37 billion, or 8%, reflecting 6% growth in personal loans and 14% growth in business loans. Average deposit volumes increased $14 billion, or 3%, reflecting 8% growth in personal deposits, and 5% decline in business deposits. Net interest margin was 2.80%, an increase of 36 bps, primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.

Non-interest income was $1,050 million, an increase of $6 million, or 1%.

PCL was $327 million, an increase of $295 million, compared with the first quarter last year. PCL – impaired for the quarter was $220 million, an increase of $70 million, or 47%, reflecting some further normalization of credit performance. PCL – performing was $107 million, compared with a recovery of $118 million in the prior year. The performing build this quarter reflects some further normalization of credit performance and volume growth. Total PCL as an annualized percentage of credit volume was 0.25%, an increase of 22 bps compared with the first quarter last year.

Non-interest expenses for the quarter were $1,863 million, an increase of $174 million, or 10%, compared with the first quarter last year, reflecting higher spend supporting business growth, including technology and higher employee-related expenses.

The efficiency ratio for the quarter was 40.6%, compared with 43.1% in the first quarter last year.

Quarterly comparison – Q1 2023 vs. Q4 2022

Canadian Personal and Commercial Banking net income for the quarter was $1,729 million, an increase of $35 million, or 2%, compared with the prior quarter, reflecting higher revenue and lower non-interest expenses, partially offset by higher PCL. The annualized ROE for the quarter was 39.9%, compared with 41.9%, in the prior quarter.

Revenue increased $135 million, or 3%, compared with the prior quarter. Net interest income increased $151 million, or 4% reflecting higher margins and volume growth. Average loan volumes increased $4 billion, or 1%, reflecting relatively flat personal loans growth and 3% growth in business loans. Average deposit volumes increased $3 billion, or 1%, reflecting 1% growth in personal deposits and 1% decline in business deposits. Net interest margin was 2.80%, an increase of 10 bps, primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.

Non-interest income decreased $16 million, or 2% reflecting lower fee revenue.

PCL increased by $98 million compared with the prior quarter. PCL – impaired increased by $36 million, or 20%, reflecting some further normalization of credit performance. PCL – performing increased by $62 million. The performing build this quarter reflects some further normalization of credit performance and volume growth. Total PCL as an annualized percentage of credit volume was 0.25%, an increase of 8 bps.

Non-interest expenses decreased $58 million, or 3%, compared with the prior quarter reflecting lower marketing costs, and lower non-credit provisions, partially offset by higher technology costs.

The efficiency ratio was 40.6%, compared with 43.1%, in the prior quarter.

.

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 9

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended
Canadian Dollars	January 31 2023	October 31 2022	January 31 2022
Net interest income	$3,169	$2,957	$2,115

Non-interest income	596	638	671
Total revenue	3,765	3,595	2,786
Provision for (recovery of) credit losses – impaired	212	166	125

Provision for (recovery of) credit losses – performing	(12)	59	(104)
Total provision for (recovery of) credit losses	200	225	21
Non-interest expenses – reported	2,071	1,976	1,597
Non-interest expenses – adjusted[1,2]	1,965	1,909	1,597
Provision for (recovery of) income taxes – reported	206	165	148

Provision for (recovery of) income taxes – adjusted[1]	232	181	148
U.S. Retail Bank net income – reported	1,288	1,229	1,020
U.S. Retail Bank net income – adjusted[1]	1,368	1,280	1,020

Share of net income from investment in Schwab[3,4]	301	310	252
Net income – reported	$1,589	$1,539	$1,272
Net income – adjusted[1]	1,669	1,590	1,272

U.S. Dollars
Net interest income	$2,349	$2,220	$1,671

Non-interest income	442	479	530
Total revenue	2,791	2,699	2,201
Provision for (recovery of) credit losses – impaired	158	125	99

Provision for (recovery of) credit losses – performing	(9)	44	(82)
Total provision for (recovery of) credit losses	149	169	17
Non-interest expenses – reported	1,535	1,482	1,261
Non-interest expenses – adjusted[1,2]	1,457	1,432	1,261
Provision for (recovery of) income taxes – reported	152	122	117

Provision for (recovery of) income taxes – adjusted[1]	171	135	117
U.S. Retail Bank net income – reported	955	926	806
U.S. Retail Bank net income – adjusted[1]	1,014	963	806

Share of net income from investment in Schwab[3,4]	222	237	200
Net income – reported	$1,177	$1,163	$1,006
Net income – adjusted[1]	1,236	1,200	1,006

Selected volumes and ratios
Return on common equity – reported[5]	15.5%	15.4%	12.6%
Return on common equity – adjusted[1,5]	16.3	15.8	12.6
Net interest margin[1,6]	3.29	3.13	2.21
Efficiency ratio – reported	55.0	54.9	57.3

Efficiency ratio – adjusted[1]	52.2	53.1	57.3
Assets under administration (billions of U.S. dollars)[7]	$35	$34	$32

Assets under management (billions of U.S. dollars)[7]	35	33	40
Number of U.S. retail stores	1,161	1,160	1,152

Average number of full-time equivalent staff	27,694	26,710	24,922

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the First Horizon acquisition – Q1 2023: $106 million or US$78 million ($80 million or US$59 million after-tax); Q4 2022: $67 million or US$50 million ($51 million or US$37 million after-tax).

[3]	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s first quarter 2023 Interim Consolidated Financial Statements for further details.
[4]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[5]	Capital allocated to the business segment was increased to 11% CET1 Capital in the first quarter of 2023, compared with 10.5% in the prior year.
[6]

Net interest margin is calculated by dividing net interest income by average interest-earning assets. For U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements and intercompany deposits and cash collateral. The value of tax-exempt interest income is adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

[7]	For additional information about this metric, refer to the Glossary in the Bank’s first quarter 2023 MD&A.

Quarterly comparison – Q1 2023 vs. Q1 2022

U.S. Retail reported net income for the quarter was $1,589 million (US$1,177 million), an increase of $317 million (US$171 million), or 25% (17% in U.S. dollars) compared with the first quarter last year. On an adjusted basis, net income for the quarter was $1,669 million (US$1,236 million), an increase of $397 million (US$230 million), or 31% (23% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 15.5% and 16.3%, respectively, compared with 12.6% in the first quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the Bank’s investment in Schwab was $301 million (US$222 million), an increase of $49 million (US$22 million), or 19% (11% in U.S. dollars), reflecting higher net interest income, partially offset by higher expenses, lower asset management fees and lower trading revenue.

U.S. Retail Bank reported net income was $1,288 million (US$955 million), an increase of $268 million (US$149 million), or 26% (18% in U.S. dollars), compared with the first quarter last year, primarily reflecting higher revenue, partially offset by higher non-interest expenses including acquisition and integration-related charges for the First Horizon acquisition and higher PCL. U.S. Retail Bank adjusted net income was $1,368 million (US$1,014 million), an increase of $348 million (US$208 million), or 34% (26% in U.S. dollars), compared with the first quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses and PCL.

Revenue for the quarter was US$2,791 million, an increase of US$590 million, or 27%, compared with the first quarter last year. Net interest income of US$2,349 million, increased US$678 million, or 41%, driven by the benefit of higher deposit margins from the rising rate environment and higher loan volumes, partially offset by lower margin on loans, lower deposit volumes, and lower income from PPP loan forgiveness. Net interest margin of 3.29%, increased 108 bps, as higher margin on deposits reflecting the rising interest rate environment was partially offset by lower margin on loans and lower income from PPP loan forgiveness. Non-interest income of US$442 million decreased US$88 million, or 17%, compared with the first quarter last year, primarily reflecting lower overdraft fees.

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 10

Average loan volumes increased US$14 billion, or 9%, compared with the first quarter last year. Personal loans increased 11%, reflecting strong originations, lower prepayments and higher credit card sale volumes. Business loans increased 6%, reflecting strong originations, new customer growth, higher commercial line utilization and increased customer activity, partially offset by PPP loan forgiveness. Excluding PPP loans, business loans increased 9%. Average deposit volumes decreased US$26 billion, or 7%, reflecting flat personal deposit volumes, a 4% decrease in business deposits, and a 15% decrease in sweep deposits.

Assets under administration (AUA) were US$35 billion as at January 31, 2023, an increase of US$3 billion, or 9%, compared with the first quarter last year, reflecting net asset growth. Assets under Management (AUM) were US$35 billion as at January 31, 2023, a decrease of US$5 billion, or 13%, compared with the first quarter last year, reflecting market depreciation and net asset outflows.

PCL for the quarter was US$149 million, an increase of US$132 million compared with the first quarter last year. PCL – impaired was US$158 million, an increase of US$59 million, or 60%, reflecting some further normalization of credit performance. PCL – performing was a recovery of US$9 million, compared with a recovery of US$82 million in the prior year. The performing release this quarter was largely reflected in the commercial lending portfolios. The performing release in the prior year reflected a more favourable economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.34%, an increase of 30 bps, compared with the first quarter last year.

Reported non-interest expenses for the quarter were US$1,535 million, an increase of US$274 million, or 22%, compared with the first quarter last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the First Horizon acquisition, credit card growth-related expenses, and other business investments. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest expenses increased US$196 million, or 16%.

The reported and adjusted efficiency ratios for the quarter were 55.0% and 52.2%, respectively, compared with 57.3%, in the first quarter last year.

Quarterly comparison – Q1 2023 vs. Q4 2022

U.S. Retail reported net income of $1,589 million (US$1,177 million) increased $50 million (US$14 million), or 3% (1% in U.S. dollars), compared with the prior quarter. On an adjusted basis, net income for the quarter was $1,669 million (US$1,236 million), an increase of $79 million (US$36 million), or 5% (3% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 15.5% and 16.3%, respectively, compared with 15.4% and 15.8%, respectively, in the prior quarter.

The contribution from Schwab of $301 million (US$222 million), a decrease of $9 million (US$15 million), or 3% (6% in U.S. dollars), reflecting higher expenses, lower bank deposit account fees and lower trading revenue, partially offset by higher net interest income.

U.S. Retail Bank reported net income was $1,288 million (US$955 million), an increase of $59 million (US$29 million), or 5% (3% in U.S. dollars), compared with the prior quarter, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses including acquisition and integration-related charges for the First Horizon acquisition. U.S. Retail Bank adjusted net income was $1,368 million (US$1,014 million), an increase of $88 million (US$51 million), or 7% (5% in U.S. dollars), reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses.

Revenue increased US$92 million, or 3%, compared with the prior quarter. Net interest income of US$2,349 million increased US$129 million, or 6%, primarily reflecting the benefit of higher deposit margins due to the rising interest rate environment, partially offset by lower deposit volume. Net interest margin of 3.29% increased 16 bps quarter over quarter, as higher margin on deposits reflecting the rising interest rate environment was partially offset by lower margin on loans and negative balance sheet mix. Non-interest income of US$442 million decreased US$37 million, or 8%, primarily reflecting lower overdraft fees.

Average loan volumes increased US$5 billion, or 3%, compared with the prior quarter. Personal loans increased 3%, reflecting strong originations, lower prepayments and higher credit card sale volumes. Business loans increased 3%, reflecting strong originations, new customer growth, higher commercial line utilization and increased customer activity. Average deposit volumes decreased US$16 billion, or 4%, compared with the prior quarter, reflecting a 2% decrease in personal deposits, a 2% decrease in business deposits, and an 8% decrease in sweep deposits.

AUA were US$35 billion, an increase of US$1 billion, or 3%, compared with the prior quarter, reflecting net asset growth. AUM were US$35 billion, an increase of US$2 billion, or 6%, reflecting market appreciation, partially offset by net asset outflows.

PCL was lower by US$20 million compared with the prior quarter. PCL – impaired increased US$33 million, or 26%, reflecting some further normalization of credit performance. PCL – performing was a recovery of US$9 million, compared with a build of US$44 million in the prior quarter. The performing release this quarter was largely reflected in the commercial lending portfolios. The performing build in the prior quarter reflected some normalization of credit performance, deterioration of economic outlook and volume growth. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.34%, lower by 6 bps.

Reported non-interest expenses for the quarter were US$1,535 million, an increase of US$53 million, or 4%, reflecting higher employee-related expenses, credit card growth-related expenses, and acquisition and integration-related charges for the First Horizon acquisition, partially offset by the timing of certain expenses across quarters. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest expenses increased US$25 million, or 2%.

The reported and adjusted efficiency ratios for the quarter were 55.0% and 52.2%, respectively, compared with 54.9% and 53.1%, respectively, in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 11

TABLE 9:  WEALTH MANAGEMENT AND INSURANCE

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Net interest income	$281	$272	$209

Non-interest income	2,621	2,359	2,589
Total revenue	2,902	2,631	2,798
Provision for (recovery of) credit losses – impaired	–	–	–

Provision for (recovery of) credit losses – performing	–	–	1
Total provision for (recovery of) credit losses	–	–	1
Insurance claims and related expenses	976	723	756
Non-interest expenses	1,182	1,208	1,180

Provision for (recovery of) income taxes	194	184	225
Net income	$550	$516	$636

Selected volumes and ratios
Return on common equity[1]	41.3%	39.5%	50.2%
Efficiency ratio	40.7	45.9	42.2
Assets under administration (billions of Canadian dollars)[2]	$541	$517	$557

Assets under management (billions of Canadian dollars)	414	397	429

Average number of full-time equivalent staff	16,293	15,952	15,081

1 Capital allocated to the business segment was increased to 11% CET1 Capital in the first quarter of 2023, compared with 10.5% in the prior year.

2 Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.

Quarterly comparison – Q1 2023 vs. Q1 2022

Wealth Management and Insurance net income for the quarter was $550 million, a decrease of $86 million, or 14%, compared with the first quarter last year, reflecting lower earnings in the wealth management business, partially offset by higher insurance earnings. The annualized ROE for the quarter was 41.3%, compared with 50.2% in the first quarter last year.

Revenue for the quarter was $2,902 million, an increase of $104 million, or 4%, compared with the first quarter last year. Net interest income was $281 million, an increase of $72 million, or 34%, reflecting higher margins, partially offset by lower volumes in the wealth management business. Non-interest income was $2,621 million, an increase of $32 million, or 1%, reflecting an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, and higher insurance volumes, partially offset by lower transaction and fee-based revenue in the wealth management business.

AUA were $541 billion as at January 31, 2023, a decrease of $16 billion, or 3%, compared with the first quarter last year, reflecting market depreciation, partially offset by net asset growth. AUM were $414 billion as at January 31, 2023, a decrease of $15 billion, or 3%, compared with the first quarter last year, primarily reflecting market depreciation.

Insurance claims and related expenses were $976 million, an increase of $220 million, or 29%, compared with the first quarter last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest income, increased driving activity and inflationary costs, partially offset by fewer severe weather-related events.

Non-interest expenses for the quarter were $1,182 million, an increase of $2 million compared with the first quarter last year, reflecting higher spend supporting business growth, including higher employee-related expenses and technology costs, partially offset by lower variable compensation.

The efficiency ratio for the quarter was 40.7%, compared with 42.2% in the first quarter last year.

Quarterly comparison – Q1 2023 vs. Q4 2022

Wealth Management and Insurance net income for the quarter was $550 million, an increase of $34 million, or 7%, compared with the prior quarter, reflecting higher revenue and lower non-interest expenses, partially offset by higher claims and related expenses. The annualized ROE for the quarter was 41.3%, compared with 39.5%, in the prior quarter.

Revenue increased $271 million, or 10%, compared with the prior quarter. Non-interest income increased $262 million, or 11%, reflecting an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, and higher insurance volumes. Net interest income increased $9 million, or 3%, reflecting higher margins.

AUA increased $24 billion, or 5%, compared with the prior quarter, reflecting market appreciation and net asset growth. AUM increased $17 billion, or 4%, compared with the prior quarter, primarily reflecting market appreciation.

Insurance claims and related expenses increased $253 million, or 35%, compared with the prior quarter, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest income and less favourable prior years’ claims development.

Non-interest expenses for the quarter decreased $26 million, or 2%, compared with the prior quarter, reflecting lower technology spend.

The efficiency ratio for the quarter was 40.7%, compared with 45.9% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 12

TABLE 10:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Net interest income (TEB)	$525	$683	$709

Non-interest income	820	476	637
Total revenue	1,345	1,159	1,346
Provision for (recovery of) credit losses – impaired	1	24	(4)

Provision for (recovery of) credit losses – performing	31	2	(1)
Total provision for (recovery of) credit losses	32	26	(5)
Non-interest expenses – reported	883	802	764
Non-interest expenses – adjusted[1,2]	862	784	764
Provision for (recovery of) income taxes (TEB) – reported	99	70	153

Provision for (recovery of) income taxes (TEB) – adjusted[1]	104	74	153
Net income – reported	$331	$261	$434
Net income – adjusted[1]	347	275	434

Selected volumes and ratios
Trading-related revenue (TEB)[3]	$662	$560	$726
Average gross lending portfolio (billions of Canadian dollars)[4]	96.9	85.0	59.2
Return on common equity – reported[5]	9.4%	8.2%	16.2%
Return on common equity – adjusted[1,5]	9.9	8.6	16.2
Efficiency ratio – reported	65.7	69.2	56.8

Efficiency ratio – adjusted[1]	64.1	67.6	56.8

Average number of full-time equivalent staff	5,365	5,301	4,932

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]

Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition – Q1 2023: $21 million ($16 million after-tax), Q4 2022: $18 million ($14 million after-tax).

[3]

Includes net interest income TEB of $261 million (Q4 2022: $407 million, Q1 2022: $525 million), and trading income (loss) of $401 million (Q4 2022: $153 million, Q1 2022: $201 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the Bank’s first quarter of 2023 MD&A for additional information about this metric.

[4]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
[5]	Capital allocated to the business segment was increased to 11% CET1 Capital in the first quarter of fiscal 2023 compared with 10.5% in the prior year.

Quarterly comparison – Q1 2023 vs. Q1 2022

Wholesale Banking reported net income for the quarter was $331 million, a decrease of $103 million, or 24%, compared with the first quarter last year, reflecting higher non-interest expenses and PCL. On an adjusted basis, net income was $347 million, a decrease of $87 million, or 20%.

Revenue for the quarter was $1,345 million, largely unchanged from the first quarter last year, reflecting lower trading-related revenue and underwriting fees, offset by higher global transaction banking and lending revenue.

PCL for the quarter was $32 million, compared with a recovery of $5 million in the first quarter last year. PCL – impaired was $1 million. PCL – performing was $31 million, largely reflecting volume growth.

Reported non-interest expenses were $883 million, an increase of $119 million, or 16%, compared with the first quarter last year, reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, acquisition and integration-related charges primarily for the Cowen acquisition, higher severance, and the impact of foreign exchange translation. On an adjusted basis, non-interest expenses were $862 million, an increase of $98 million or 13%.

Quarterly comparison – Q1 2023 vs. Q4 2022

Wholesale Banking reported net income for the quarter was $331 million, an increase of $70 million, or 27%, compared with the prior quarter, reflecting higher revenue, partially offset by higher non-interest expenses. On an adjusted basis, net income was $347 million, an increase of $72 million, or 26%.

Revenue for the quarter increased $186 million, or 16%, primarily reflecting markdowns in certain loan underwriting commitments in the prior quarter and higher trading-related revenue.

PCL for the quarter was $32 million, an increase of $6 million compared with the prior quarter. PCL – impaired was $1 million. PCL – performing was $31 million, largely reflecting volume growth.

Reported non-interest expenses for the quarter increased $81 million, or 10%, primarily reflecting higher variable compensation commensurate with higher revenues. On an adjusted basis, non-interest expenses increased $78 million or 10%.

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 13

TABLE 11:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Net income (loss) – reported	$(2,617)	$2,661	$(227)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	54	57	67
Acquisition and integration charges related to the Schwab transaction	34	18	50
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition	876	(2,319)	–
Stanford litigation settlement	1,603	–	–
Gain on sale of Schwab shares	–	(997)	–
Less: impact of income taxes
Canada Recovery Dividend and impact from increase in the Canadian federal tax rate for fiscal 2022	(585)	–	–

Other items of note	675	(570)	17
Net income (loss) – adjusted[1]	$(140)	$(10)	$(127)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses[2]	$(191)	$(187)	$(168)

Other	51	177	41
Net income (loss) – adjusted[1]	$(140)	$(10)	$(127)

Selected volumes

Average number of full-time equivalent staff	21,844	21,373	18,017

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	For additional information about this metric, refer to the Glossary in the Bank’s first quarter of 2023 MD&A.

Quarterly comparison – Q1 2023 vs. Q1 2022

Corporate segment’s reported net loss for the quarter was $2,617 million, compared with a reported net loss of $227 million in the first quarter last year. The year-over-year increase primarily reflects the Stanford litigation settlement, a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition, the recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022, and higher net corporate expenses. The adjusted net loss for the quarter was $140 million, compared with an adjusted net loss of $127 million in the first quarter last year.

Quarterly comparison – Q1 2023 vs. Q4 2022

Corporate segment’s reported net loss for the quarter was $2,617 million, compared with a reported net income of $2,661 million in the prior quarter. The quarter-over-quarter decrease primarily reflects a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition compared with a net gain in the prior quarter, the Stanford litigation settlement, gain on the sale of Schwab shares in the prior quarter, the recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022, and a lower contribution from other items. The decrease in other items primarily reflects the favourable tax impact in the prior quarter of earnings mix and the recognition of unused tax losses. The adjusted net loss for the quarter was $140 million, compared with an adjusted net loss of $10 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 14

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

TSX Trust Company

301-100 Adelaide Street West

Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.

P.O. Box 43006

Providence, RI 02940-3006

or

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view the first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on March 2, 2023. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for first quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on March 2, 2023 in advance of the call. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on March 2, 2023, until 11:59 p.m. ET on March 17, 2023 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 20, 2023

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves over 27 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had $1.9 trillion in assets on January 31, 2023. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com

Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 647-625-3124, Elizabeth.goldenshtein@td.com

TD BANK GROUP • FIRST QUARTER 2023 • EARNINGS NEWS RELEASE	Page 15